Exhibit 99.2

NewsRelease

TC Energy and Mexico’s Comisión Federal de Electricidad announce a first-of-its-kind strategic partnership to develop world-class energy infrastructure in Mexico

TC Energy increases its long-term growth outlook

•	TC Energy and Mexico’s Comisión Federal de Electricidad (CFE) formalized a strategic alliance that is expected to benefit millions of people through increased access to clean and reliable energy.
•	The alliance consolidates the existing Transportadora de Gas Natural de la Huasteca (TGNH) assets including the Tamazunchale, Tula-Villa de Reyes (TVDR), and Tuxpan-Tula (TXTL) pipelines, under a single, U.S. dollar-denominated, take-or-pay Transportation Service Agreement (TSA) that extends through 2055.
•	The parties have agreed to mutually terminate presently suspended international arbitrations related to TXTL and TVDR, and subject to final investment decision (FID), complete the TXTL pipeline.
•	TC Energy and the CFE have undertaken an FID to jointly develop and construct the TGNH Southeast Gateway Pipeline, a US$4.5 billion offshore natural gas pipeline project that supports the Mexican government’s priorities to supply vital natural gas to the central and southeast regions of Mexico, which will be part of the consolidated TGNH System assets.
•	Sanctioning of the Southeast Gateway Pipeline expands TC Energy’s industry-leading secured capital program to $33 billion and is expected to be accretive to our 2021-2026 comparable EBITDA[1] growth outlook and comparable per share metrics.

CALGARY, Alberta – Aug. 4, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) and the CFE, Mexico’s state-owned electric utility, have agreed to forge a strategic alliance to accelerate the development of natural gas infrastructure in the central and southeast regions of Mexico. TC Energy and the CFE have agreed to consolidate previous TSAs executed between TC Energy’s Mexico-based subsidiary TGNH and the CFE in connection with our natural gas pipeline assets in central Mexico under a single, U.S. dollar-denominated take-or-pay contract that extends through 2055. This new TSA will also govern related new infrastructure projects to be developed in conjunction with the CFE.

“We are pleased to have been selected by the CFE as its partner and to forge this strategic and important public-private partnership, a first-of-its-kind in the CFE’s 85-year history.” said François Poirier, President and CEO, TC Energy. “This alliance capitalizes on each of our strengths. Together, TC Energy and the CFE will develop critical energy infrastructure to serve the growing central and southeast regions of Mexico. The Southeast Gateway Pipeline will be TC Energy’s second marine natural gas pipeline in Mexico, connecting to the coastal regions of Veracruz and Tabasco, and is another prime example of our ability to originate world-class projects that offer incremental growth to our long-term outlook.”

1 Comparable EBITDA is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP section of this news release.

Key benefits of the strategic alliance with the CFE

In connection with the strategic alliance, TC Energy and the CFE have reached an FID to proceed and build the Southeast Gateway Pipeline, a 1.3 billion cubic feet per day, 715-kilometre offshore natural gas pipeline to serve the growing need for safe, reliable and affordable energy in the southeast region of Mexico. The estimated project cost of US$4.5 billion was developed utilizing a third-party verified Class 3 estimate that includes over 70 per cent fixed cost pricing. Subject to review and approvals, the agreements between TC Energy and the CFE allow for sharing of costs above those approved at FID. Project development and execution will leverage our prior experience constructing the 770-kilometre, 2.6 billion cubic feet per day offshore Sur de Texas pipeline that was placed into service in 2019, approximately three years following FID. The Southeast Gateway Pipeline will originate onshore in Tuxpan, Veracruz, then proceed offshore, making landfall at Coatzacoalcos, Veracruz and Dos Bocas, Tabasco. The project is anticipated to be in-service by mid-2025.

TC Energy and the CFE have agreed to mutually terminate presently suspended international arbitrations between the two parties related to TVDR and TXTL, with TC Energy earning a return on and of all previous capital invested. TC Energy and the CFE have also agreed to work together to develop and complete the TXTL pipeline through construction of the project’s central segment, subject to FID in fourth quarter 2022. The CFE will take an active role in fulfilling land, community and permitting responsibilities, leveraging upon its experience operating, building and maintaining an extensive network of linear infrastructure of over 200,000 kilometres in easements. These projects represent key milestones in TC Energy’s multi-decade history of safe, reliable, and strong risk-adjusted return growth in Mexico.

Subject to regulatory approvals from Mexico’s economic competition commission (COFECE) and the Regulatory Energy Commission (CRE), the strategic alliance provides the CFE with the opportunity to hold an equity interest in TGNH. The CFE’s equity interest is conditional upon the CFE fulfilling specified capital contributions along with land, community and permitting responsibilities on TVDR, TXTL and the Southeast Gateway Pipeline. Regulatory approvals related to the CFE’s equity participation in TGNH are expected to take up to 24 months.

Following positive FID, in-service of the Southeast Gateway Pipeline project and subject to certain other conditions, the CFE’s equity interest in TGNH would equal 15 per cent. At the end of Southeast Gateway Pipeline’s contract life in 2055 and after TC Energy has recovered a full return on and of capital, the CFE’s equity interest in TGNH would increase to approximately 35 per cent, thereby reflecting the equivalent of approximately 49 per cent of the net value of the Southeast Gateway Pipeline and 15 per cent of the other TGNH pipelines.

The Company will continue to monitor and manage its net economic exposure in Mexico to approximately 10 per cent of total consolidated comparable EBITDA through the utilization of country-level debt financing, potential strategic partnership opportunities in Mexico and evaluating appropriate forms of risk insurance. We intend to secure up to US$2.0 billion of incremental country-level debt financing and when combined with our recently closed term loan credit agreement at our 60 per cent owned affiliate which owns the Sur de Texas pipeline, we will have raised country-level debt, non-recourse to TC Energy, equivalent to approximately 65 per cent of the Southeast Gateway Pipeline project costs. Once the Southeast Gateway Pipeline is in-service, we expect the sizeable and predictable cash flow profile to support further debt capacity.

Expanding our industry-leading capital program and increasing our long-term growth outlook

By leveraging our competitive strengths, we continue to develop solutions to move, generate and store the energy North America relies on in a secure and increasingly sustainable way. The final investment decision to move forward with the development of the US$4.5 billion Southeast Gateway Pipeline project increases our already industry-leading secured capital program to $33 billion and fulfills our goal of sanctioning approximately $5 billion per annum of high-quality energy infrastructure projects. We anticipate the project to deliver a build multiple of approximately seven times comparable EBITDA supporting an increase to our 2021-2026 comparable EBITDA compounded annual growth rate (CAGR) to six per cent while also being accretive to comparable per share metrics. Our comparable EBITDA for the years ended Dec. 31, 2021 and 2020 was $9.38 billion and $9.35 billion, respectively. Our total segmented earnings for the years ended December 31, 2021 and 2020 were $4.06 billion and $6.77 billion, respectively.

Poirier commented, “Our value proposition remains constant. We continue to be opportunity rich, originating world-class projects that adhere to our risk preferences and stated return expectations. TGNH’s predictable cash flows are underpinned by long-term, take-or-pay, U.S. dollar-denominated contracts with an investment grade counterparty.” Poirier continued, “We will always utilize the most optimal funding tools to maintain our financial strength and flexibility while delivering per share value. Accordingly, the incremental growth from the Southeast Gateway Pipeline project will be prudently funded through a combination of common equity, hybrid securities, long-term debt, commercial paper as well as potential non-core asset sales and strategic partnership opportunities in Mexico. The alliance with the CFE and sanctioning of the Southeast Gateway Pipeline project provides further visibility to earnings and cash flow growth while supporting progress towards our overall leverage target.”

About TC Energy

We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in the communities where we live and work to strengthen community resilience and build a stronger future, together.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION

This release includes certain forward-looking information, including future oriented financial information or financial outlook, which is intended to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall. Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business, our alliance with CFE, the TXTL and TVDR pipelines, the Southeast Gateway Pipeline or events that happen after the date of this release. Our forward-looking information in this release includes, but is not limited to, statements related to: the expected impacts and benefits of the alliance between TC Energy and the CFE, including in relation to our earnings, cash flow and leverage ratio, as well as in relation to impacted communities; the Southeast Gateway Pipeline, including the expected costs, route, size, capacity, timing, impacts and benefits thereof, particularly in relation to its expected build multiple, impact on 2021-2026 comparable EBITDA growth outlook, and comparable per share metrics; our ability to leverage our experience constructing the Sur de Texas pipeline in relation to the construction of the Southeast Gateway Pipeline; our risk management activities in relation to our operations in Mexico, including our intentions with respect to monitoring our economic exposure and capital structure in relation thereto, as well as our intention to evaluate and pursue appropriate forms of risk insurance, divestitures and partnerships; the TXTL and TVDR pipelines, including the timing of a final investment decision in respect thereof; our projected 2021-2026 comparable EBITDA CAGR; expected 2030 U.S. natural gas imports and Mexico gas demand; the size and timing of, and satisfaction of conditions associated with, the CFE's acquisition of an equity interest in TGNH ;the amounts, sources and characteristics of our financing activities, both generally and in regards to the Southeast Gateway Pipeline project in particular, as well as the extent to which cashflows from the Southeast Gateway Pipeline will be able to support further debt capacity.

Our forward-looking information is based on certain key assumptions and is subject to risks and uncertainties, including but not limited to our realization of the anticipated benefits of our alliance with the CFE, generally, and in relation to the TXTL and TVDR pipeline the Southeast Gateway Pipeline and other TGNH pipelines in particular; our ability to successfully implement our strategic priorities and whether they will yield the expected benefits; our ability to implement a capital allocation strategy aligned with maximizing shareholder value; the operating performance of our pipeline, power and storage assets; the amount of capacity sold and rates achieved in our pipeline businesses; the amount of capacity payments and revenues from our power generation assets due to plant availability; production levels within supply basins; construction and completion of capital projects; cost and availability of, and inflationary pressure on, labour, equipment and materials; the availability and market prices of commodities; access to capital markets on competitive terms; interest, tax and foreign exchange rates; performance and credit risk of our counterparties; regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims; our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19; our ability to realize the value of tangible assets and contractual recoveries from impaired assets, including the Keystone XL pipeline project; competition in the businesses in which we operate; unexpected or unusual weather; acts of civil disobedience; cyber security and technological developments; ESG related risks, impact of energy transition on our business, economic conditions in North America as well as globally; and global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.

As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information, which is given as of the date it is expressed in this release or otherwise, and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP and Other Financial Measures

This release contains references to comparable EBITDA and FGFO, which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Comparable EBITDA is calculated by adjusting segmented earnings, a GAAP measure, for specific items we believe are significant but not reflective of our underlying operations in the period. Refer to each business segment in our management’s discussion and analysis for the three and six months ended June 30, 2022 (MD&A) for a reconciliation of comparable EBITDA to segmented earnings. For reconciliations of comparable EBITDA to segmented earnings for the years ended December 31, 2021 and 2020, refer to the Non-GAAP measures section of our management’s discussion and analysis for such periods. FGFO reflects net cash provided by operations before changes in operating working capital. For reconciliations of FGFO to net cash provided by operations for the years ended December 31, 2021, refer to the Non-GAAP measures section of our MD&A for such period. Refer to the Non-GAAP measures section of the MD&A for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy's profile.

Build multiple is a metric calculated by dividing capital expenditures by comparable EBITDA. Readers are cautioned that our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities.

Media Inquiries:

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media@tcenergy.com

403-920-7859 or 800-608-7859

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investor_relations@tcenergy.com

403-920-7911 or 800-361-6522